                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Allis-Chalmers Corporation
                                (NAME OF ISSUER)


                     Common Stock, par value $0.15 per share
                         (TITLE OF CLASS OF SECURITIES)


                                    019645407
                                 (CUSIP NUMBER)


                            Frank P. McEachern, Esq.
                              Jackson Walker L.L.P.
                                 901 Main Street
                                   Suite 6000
                               Dallas, Texas 75202
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                November 29, 2004
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Energy Spectrum Partners, LP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

6                   Delaware
---------- ---------------------------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Energy Spectrum Capital LP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Energy Spectrum LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Sidney L. Tassin
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    James W. Spann
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    James P. Benson
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Leland B. White
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
---------- ---------------------------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

------------------- ------- ----------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

                    Thomas O. Whitener, Jr.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
------------------- ------- ----------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER
      SHARES                2,719,562
   BENEFICIALLY     ------- ----------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING       ------- ----------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH                 2,719,562
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

------------------- ------- ----------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,719,562
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.43%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

SCHEDULE 13D - AMENDMENT NO. 1

         The undersigned hereby amend the Schedule 13D filing originally made on February 20, 2002, as amended by Amendment No. 1 filed on February 21, 2003 and by Amendment No. 2 filed on April 2, 2004 (the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as set forth below (terms defined in the Schedule 13D are used with the same meaning except as otherwise defined herein):

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated to read in its entirety as follows:

         Pursuant to a Stock Purchase Agreement dated effective February 1, 2002 (the "Stock Purchase Agreement"), which transaction was closed on February 7, 2002, ES Partners sold all of its capital stock in Strata to the Issuer in exchange for 6,559,863 shares of Common Stock, a presently exercisable warrant to purchase 437,500 shares of Common Stock at an exercise price of $0.15 per share and 3,500,000 shares of Issuer's Series A 10% Cumulative Convertible Preferred Stock ("Preferred Stock"). In accordance with the terms of the Stock Purchase Agreement, on February 19, 2003 the Issuer issued ES Partners an additional immediately exercisable warrant to purchase 875,000 shares of Common Stock at an exercise price of $0.15 per share. On February 19, 2003, by agreement of the parties, the conversion price of the Preferred Stock was lowered to $0.50 per share.

         Pursuant to a Preferred Stock Conversion Agreement dated effective April 2, 2004, ES Partners, the holder of all outstanding shares of the Issuer's Preferred Stock, converted all shares of the Preferred Stock, including accrued dividend rights, into 8,590,449 shares of Common Stock. Pursuant to a Stock and Warrant Purchase Agreement also dated effective April 2, 2004, the Issuer issued 3,100,000 shares of Common Stock, and immediately exercisable warrants to purchase 4,000,000 shares of Common Stock at an exercise price of $0.50 per share, which warrants will expire on April 1, 2006, to an investor group consisting of Donald Engel, Christopher Engel, the Engel Investors Defined Benefit Plan, Leonard Toboroff (a director of the Issuer), and RER Corp., a Michigan corporation, wholly owned by Robert Nederlander (a director of the Issuer) (the "Investor Group"). On April 2, 2004, In connection with those two agreements, ES Partners, the Investor Group, Munawar H. Hidayatallah (Chief Executive Officer and a director of the Issuer), Saeed M. Sheikh (a director of the Issuer) and Jens H. Mortensen (a director of the Issuer) entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which the parties have agreed to vote for the election to the Issuer's board of directors of: (i) three persons nominated by ES Partners, two persons nominated by the Investors, and one person nominated by Messrs. Hidayatallah, Sheikh and Mortensen. The parties and the Issuer also agreed that if the Issuer has not completed a public offering of its shares prior to September 30, 2005, then, at the request of ES Partners, the Issuer will retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets. Furthermore, the Issuer, ES Partners, the Investors Group, and Messrs. Hidayatallah, Sheikh and Mortensen and others entered into a Registration Rights Agreement dated April 2, 2004 (the "2004 Registration Rights Agreement"), pursuant to which the parties were granted certain registration rights by the Issuer with respect to the Common Stock owned or to be owned by such parties. Upon the execution of the 2004 Registration Rights Agreement, the prior outstanding registration rights agreement between the Issuer and ES Partners was terminated.

         On June 10, 2004, the Issuer effected a one-to-five reverse stock split.

         In a privately negotiated transaction dated November 29, 2004, ES Partners sold a total of 850,000 post-split shares to a group of investors, including some directors and officers of the Issuer, for consideration of $3.00 per share.

         Each of the Reporting Persons acquired shares of Common Stock as an investment.

         The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Common Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) take any other action with respect to the Issuer. Any such action will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         Pursuant to Rule 13d-3(a), at the close of business on November 29, 2004, each of ES Partners, ES Capital and ES LLC may be deemed to be the beneficial owner of 7,730,740 shares of the Common Stock, which consists of: (i) 2,451,062 shares of Common Stock held by ES Partners, (ii) 262,500 shares issuable to ES Partners upon exercise of warrants, (iii) 6,000 shares issuable to ES Partners upon exercise of an option and (iv) 5,011,178 shares that ES Partners may be deemed to beneficially own as a result of ES Partners being a party to the Stockholders Agreement. ES Partners disclaims beneficial ownership of the Common Stock that is deemed to be beneficially owned by ES Partners as a result of ES Partners being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, each of ES Partners, ES Capital and ES LLC may be deemed to be the beneficial owner of only 2,719,562 shares of Common Stock, or 20.43% of the outstanding shares of Common Stock as of the date hereof according to information provided by the Issuer.

         The Reporting Persons have not purchased shares of Stock in open market transactions.

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated to read in its entirety as follows:

         To the best knowledge of the Reporting Persons, except for the constituent documents of ES Partners, ES Capital and ES LLC (which do not specifically address the securities of the Issuer), there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except the following:

         (a) ES Partners, the Issuer, Munawar H. Hidayatallah and Wells Fargo Energy Capital, Inc. have entered into a Shareholders' Agreement whereby Wells Fargo Capital, Inc. has the right to "tag-along" on any sales of the Issuer's stock by either ES Partners or Mr. Hidayatallah, on equal economic terms, except that these rights do not apply to sales pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended.

         (b) ES Partners, the Issuer, the Investors Group, and Messrs. Hidayatallah, Sheikh and Mortensen have entered into a Stockholders Agreement pursuant to which the parties have agreed to vote for the election to the Issuer's board of directors of: (i) three persons nominated by ES Partners, two persons nominated by the Investors, and one person nominated by Messrs. Hidayatallah, Sheikh and Mortensen. The parties and the Issuer also agreed that if the Issuer has not completed a public offering of its shares prior to September 30, 2005, then, at the request of ES Partners, the Issuer will retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets.

         (c) The Issuer, ES Partners, Donald Engel, Christopher Engel, Engel Investors Defined Benefit Plan, Leonard Toboroff (a director of the Issuer), RER Corp., a Michigan corporation wholly owned by Robert Nederlander (a director of the Issuer), Munawar H. Hidayatallah (Chief Executive Officer and a director of the Issuer), Saeed Sheikh ( a director of the Issuer), Jens H. Mortensen (a director of the Issuer), Wells Fargo Energy Capital, Inc., a Texas corporation, Colebrooke Investments, Limited, a Guernsey trust, Jeffrey R. Freedman, Howard
S. Lorch, Jamie C. Lorch, John L. Palazzola, and The Pension Benefit Guaranty Corporation, a federally chartered corporation, entered into the 2004 Registration Rights Agreement granting the stockholders parties to the agreement at least three demand registrations and guaranteeing each party to the agreement holding more than 10% of the registrable securities under that agreement at least one demand registration. Furthermore, the 2004 Registration Rights Agreement granted each of the stockholder parties thereto an unlimited number of piggyback registrations, subject to certain restrictions.

         (d) ES Partners entered into a Stock Purchase Agreement (the "Agreement") on November 29, 2004 with the following persons: Leonard Toboroff P.C. Profit Sharing Trust dated 10/24/92, Leonard Toboroff, Trustee, Robert E. Nederlander, John E. McConnaughy, Jr., Joseph P. Bartlett, Bestin Worldwide Limited, Theodore F. Pound III, Dave Wilde, Dick Backest, David Bryan and James Davey (collectively, the "Purchasers"). The Purchasers purchased an aggregate of 585,000 shares of Common Stock from ES Partners for a purchase price of $3.00 per share. As part of the Agreement, each Purchaser who was not already a party thereto entered into a Lock-Up Agreement regarding registration of the resale of the Common Stock and imposing certain restrictions on transfer. ES Partners has previously entered into a similar agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Stock Purchase Agreement*
         Exhibit 7.2 Certificate of Designation, Preferences and Rights of the Series A 10% Cumulative Convertible Preferred Stock of Allis-Chalmers Corporation*
         Exhibit 7.3 Warrant*
         Exhibit 7.4 Registration Rights Agreement By and Among Allis-Chalmers Corporation and Energy Spectrum Partners LP*
         Exhibit 7.5 Shareholders' Agreement Among Allis-Chalmers Corporation and the Shareholders and Warrantholder who are Signatories hereto*
         Exhibit 7.6 Warrant (incorporated by reference to the Issuer's Form 8-K dated February 19, 2003) Exhibit 7.8 Side Letter Agreement regarding Preferred Stock (incorporated by reference to the Issuer's Form 8-K dated February 19, 2003)
         Exhibit 7.9 Certificate of Amendment of Certificate of Incorporation of Allis-Chalmers Corporation (incorporated by reference to the Issuer's
          Schedule 14C Information Statement filed October 31, 2003)
         Exhibit 7.10 Preferred Stock Conversion Agreement By and Between Allis Chalmers Corporation and Energy Spectrum Partners LP*
         Exhibit 7.11 Stockholders Agreement By and Among Energy Spectrum Partners LP, the Investors Group, the Directors Group and Allis-Chalmers Corporation*
         Exhibit 7.12 Registration Rights Agreement Among Allis-Chalmers Corporation and the Investors Named on Exhibit "A" thereto*
         Exhibit 7.13 Stock Purchase Agreement Among Energy Spectrum Partners LP and Certain Purchasers Named on Exhibit "A" thereto
         Exhibit 7.14 Form of Lock-Up Agreement Entered Into Between Energy Spectrum Partners LP and Allis-Chalmers Corporation

         *  Previously filed

SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

         DATED:  November 29, 2004

                        ENERGY SPECTRUM PARTNERS LP

                        By:      Energy Spectrum Capital LP, General Partner
                                 By:      Energy Spectrum LLC, General Partner


                                          By:      /S/ THOMAS O. WHITENER, JR.
                                                   -----------------------------
                                          Name:    Thomas O. Whitener, Jr.
                                          Its:     Chief Operating Officer

                        ENERGY SPECTRUM CAPITAL LP

                                 By:      Energy Spectrum LLC, General Partner


                                          By:      /S/ THOMAS O. WHITENER, JR.
                                                   -----------------------------
                                          Name:    Thomas O. Whitener, J
                                          Its:    Chief Operating Officer

                        ENERGY SPECTRUM LLC


                        By:      /S/ THOMAS O. WHITENER, JR.
                                 -----------------------------------
                        Name:    Thomas O. Whitener, Jr
                        Its:     Chief Operating Officer


                        /S/ SIDNEY L. TASSIN
                        -----------------------------------------------------
                        Sidney L. Tassin


                        /S/ JAMES W. SPANN
                        -----------------------------------------------------
                        James W. Spann


                        /S/ JAMES P. BENSON
                        -----------------------------------------------------
                        James P. Benson


                        /S/ LELAND B. WHITE
                        -----------------------------------------------------
                        Leland B. White


                        /S/ THOMAS O. WHITENER, JR.
                        -----------------------------------------------------
                        Thomas O. Whitener, Jr.

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